SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 30, 2007

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on August 29, 2007 on the Hong Kong Stock Exchange’s website at http://main.ednews.hk/listedco/listconews/search/search_active_main.asp, to clarify certain recent press articles in relation to the Company that Air China Limited is considering a re-organization with several airline companies, including the Company. A copy of the English announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Su Liang
Name: Su Liang
Title: Company Secretary

Date: August 30, 2007

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(1) and 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the “Company”) has published a clarification announcement, the full text of the announcement is set out below for information purpose.

The board of directors of China Southern Airlines Company Limited

Guangzhou, the People’s Republic of China
29 August 2007

As at the date of this announcement, the Directors include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lin Guang Yu as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2007-34

CHINA SOUTHERN AIRLINES COMPANY LIMITED

Announcement

The Company and all members of the board of directors warrant that the content of this announcement is true, accurate and complete, and jointly and severally accept responsibility for the misrepresentation, misleading statements or material omissions of this announcement.

China Southern Airlines Company Limited (the “Company”) is aware of certain recent press articles in relation to the Company that Air China Limited is considering a re-organization with several airlines companies, including the Company (the “Relevant Statements”). Pursuant to the request of the Shanghai Stock Exchange, the Company would like to make the following statements:

1.	The Company has never authorised any media or individual in making or publicizing the Relevant Statements;

2.
The Relevant Statements concerning the Company are untrue and have no substance, save as disclosed before that the Company has been in negotiations with Air France in relation to the proposed joint venture in the cargo business, the Company confirms that it does not have any plan for assets re-organization, merger and acquisition or assets injection for the time being;

3.
The Company is not aware of any matter discloseable which has not been disclosed. All the formal information released by the Company will be published in two designated newspapers: “China Securities Journal” and “Shanghai Securities News” in the People’s Republic of China. The Company will be in compliance with its relevant obligations under the applicable rules and regulations. Investors are advised to exercise caution in dealing in the shares of the Company.

China Southern Airlines Company Limited

29 August 2007